Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
STEPHEN M. LEITZELL stephen.leitzell@dechert.com +1 215 994 2621 Direct + 1 215 219 0448 Fax

April 19, 2024

VIA EDGAR

Benjamin Richie and Lauren Nguyen

Attorney-Adviser

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Concentra Group Holdings Parent, Inc. (the “Company”) Confidential Submission of Amendment No. 1 to Draft Registration Statement on Form S-1 CIK No. 0002014596

Dear Mr. Ritchie and Ms. Nguyen:

The Company is submitting today, via EDGAR, this letter and Amendment No. 1 to the draft Registration Statement on Form S-1 (the “Revised Registration Statement”), for confidential non-public review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) prior to the public filing of the Registration Statement.

This letter and the Revised Registration Statement set forth the Company’s responses to the comments of the Staff contained in your letter dated April 8, 2024 (the “Comment Letter”), relating to the Company’s initial draft Registration Statement submitted confidentially to the SEC on March 11, 2024.

Draft Registration Statement on Form S-1

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth below, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Revised Registration Statement. All references to page numbers in these responses are to pages of the Revised Registration Statement.

Cover Page

1.	Comment:	Please revise your cover page to clarify that, in connection with this offering, you will issue common stock representing not more than 19.9% of our common stock outstanding, with SMC maintaining ownership of at least 80.1% of your common stock after the Separation and that you will use all of proceeds from this offering to pay SMC a dividend.

Response:	The Company has revised its disclosure on the cover page to address the Staff’s comments.

Company Overview, page 1

2.	Comment:	We note that this is an initial public offering of Concentra Group Holdings Parent, Inc.’s common stock. Please revise your company overview to clarify that Concentra Group Holdings Parent, LLC was recently converted to a Delaware corporation on March 4, 2024 in connection with the Separation from Select and you have not been a stand-alone company.

Response:	The Company has revised its disclosure on page 3 to address the Staff’s comments.

Our Industry, page 2

3.	Comment:	Here, and throughout your registration statement, when referring to a statistic that is not common knowledge, a research article, or results of a clinical trial, please provide a full citation to the source of the information, provide the date of the information, and, at first instance, provide a summary of the material findings. For example, you state on page 3 that “state fee schedules or UCR guidelines have driven workers’ compensation contributions to increase by approximately 3% per year, on average, from 2016 to 2023” and your clinical outcomes that are “supported by empirical data” on page 5. In this regard, footnotes may be helpful.

Response:	The Company has revised its disclosures on pages 2, 3, 5 and 6 to address the Staff’s comments.

High-Quality Care and Clinical Outcomes, page 5

4.	Comment:	We note your disclosure that claim surveys of certain customers’ claims in the period from 2019 to 2022 showed a 25% lower average of total claims costs and 56 fewer days per claim when using your occupational health centers instead of a non-Concentra health center. Please provide further context regarding industry averages within these areas to support these claims, disclose the size of the survey and, clarify, if true, that the results from these claim surveys relate to five customers from 2019 to 2022. We note your disclosure on page 56.

Response:	The Company has revised its disclosures on pages 6, 59, 76, 91 and 95 to address the Staff’s comments.

Operational Excellence, page 6

5.	Comment:	We note qualitative terms used such as “excellence” and “high quality” which refer to your operations and services. Please revise your disclosure here and throughout the registration statement to provide the basis for any statements, including any relevant metrics, regarding your competitive position. For example, you disclose that you assess your performance against your goals in several ways, including by measuring and monitoring patient satisfaction from surveys and reviewing your ratings on external websites. In this regard, please provide additional context regarding the surveys and clarify whether you administered or commissioned the surveys.

Response:	The Company has revised its disclosures throughout the Revised Registration Statement to address the Staff’s comments.

6.	Comment:	When referencing a study, survey, or report, please clarify the source of and methods used to gather the information and whether the research was commissioned by the Company or any of its affiliates. In this regard, we also note your statement, on page 56, that “[u]nless otherwise indicated,” you have not commissioned any of the industry publications or other reports generated by third-parties referred to within the prospectus but do not note any indications of commissioned work. Please remove this statement or revise your disclosure to more clearly note which publications were commissioned.

Response:	The Company has revised its disclosures on on pages 2, 7, 8, 59 and 96 to address the Staff’s comments. The Company respectfully advises the Staff that it has not commissioned any of the industry publications or other third-party reports referred to within the prospectus.

The Separation and Post-Separation Relationship with Select, page 10

7.	Comment:	Please disclose whether the Distribution is conditioned upon the completion of this offering.

Response:	The Company has revised its disclosure on pages 12, 13 and 67 to address the Staff’s comments.

Debt Financing Transactions, page 11

8.	Comment:	Please revise your disclosure here to also disclose that will use all of the proceeds from this offering to pay SMC a dividend and that you will not use any proceeds towards business operations and development.

Response:	The Company has revised its disclosure on the cover page and pages 13, 16 and 60 to address the Staff’s comments.

The Distribution, page 11

9.	Comment:	We note the disclosure that Select may decide not to consummate the Distribution even if the conditions are satisfied or Select may decide to waive one or more of the conditions and consummate the Distribution even if all of the conditions are not satisfied. Please expand your disclosure to describe the conditions that may be waived by Select.

Response:	The Company has revised its disclosure on pages 13 and 67 to address the Staff’s comments.

Dividend Policy, page 15

10.	Comment:	We note the disclosure that you initially expect to pay a specified quarterly cash dividend and you cannot assure that you will pay your anticipated dividend in the same amount or frequency, or at all, in the future. Please disclose whether your dividend policy is reflected in any written policies of the company. Once available, please also disclose whether your financing arrangements, such as your Credit Agreement, impose certain limitations on your ability to pay dividends. You disclose on page 36 that your Credit Facilities limit your ability to pay dividends.

Response:	The Company has revised its disclosure on pages 17 and 61 to address the Staff’s comments.

The Company acknowledges the Staff’s comments with respect to the Credit Facility and respectfully advises the Staff that it undertakes to address the Staff’s comment in a subsequent amendment to the Revised Registration Statement once the terms of the Credit Agreement have been determined.

Risks Related to Financial and Economic Market Conditions

Adverse economic conditions in the U.S. or globally could adversely affect us., page 34

11.	Comment:	We note your risk factor indicating that inflation has and may continue to impact your costs of doing business. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Please also update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response:	The Company has revised its disclosure on page 37 to address the Staff’s comments.

The Separation, page 75

12.	Comment:	Please clarify whether any joint venture put or call rights impacted by the Separation will necessitate adjustments in your pro forma financial statements.

Response:	The Company acknowledges the Staff’s comments and respectfully advises the Staff that although a limited number of its joint venture partners have put or call rights in the event of a change of control, it has determined that the Separation will not necessitate adjustments to its pro forma financial statements.

Income Taxes, page 78

13.	Comment:	Please disclose any known factors that you believe are reasonably likely to cause your effective tax rate in future periods to materially differ from the rate reflected in your historical financial statements. See Item 303(a) of Regulation S-K. In this regard we note the risk factor disclosure on page 40.

Response:	The Company acknowledges the Staff’s comments and respectfully advises the Staff that it is not aware of any known factors that are reasonably likely to cause our effective tax rate in future periods to materially differ from the historical financial statements. Any liability incurred by the Company as a result of the indemnification of Select against taxes incurred by Select arising from any breach of representations made by us (including those provided in connection with the private letter ruling from the IRS and opinions from tax advisors) or from certain other acts or omissions as described in the risk factor on page 42 , would not represent an income tax liability nor impact our effective tax rate.

Revenue Recognition and Accounts Receivable, page 80

14.	Comment:	We note the valuation of accounts receivable has been considered a critical audit matter involving especially challenging, subjective, or complex judgments. Please expand your discussion of revenue recognition and accounts receivable to discuss the significant judgments made by management when developing estimates underlying the accounting for revenue and accounts receivable and the impact of the estimates on financial condition and operating performance. Clarify the nature of the variability in transaction price, including implicit discounts and other adjustments, and the judgments required that impact it.

Response:	The Company has revised its disclosure on pages 83 and 84 to address the Staff’s comments.

15.	Comment:	Please disclose the amount of your December 31, 2023 receivables balance that has been subsequently collected in cash.

Response:	The Company acknowledges the Staff’s comments and respectfully advises the Staff that as of March 31, 2024, approximately 86% of the December 31, 2023 accounts receivable balance has been collected in cash. Generally, our accounts receivable balance fully liquidates in approximately 12 months and we do not believe total cash collections will differ materially from the recorded accounts receivable balance as of December 31, 2023. As a result, the Company respectfully advises the Staff that it does not believe that disclosure of the receivables balance at any date subsequent to the balance sheet date is material disclosure to investors in the offering.

Insurance Risk Programs, page 82

16.	Comment:	Please expand your discussion of insurance risk programs to quantify the portion of losses you are liable for before you are covered under your various insurance programs. Quantify the coverage limit applicable for insurance coverage in excess of self-insured retention limits. If material, disclose the amount of adjustments to your estimated liability in each year relating to the settlement or expected settlement of prior year claims.

Response:	The Company has revised its disclosure on page 85 to address the Staff’s comments. The Company notes that the amount of adjustments to its estimated liability in relating to the settlement or expected settlement of prior year claims is not material.

Our Operating Segments, page 96

17.	Comment:	We note your statement that your centers have “established processes and events designed to influence case outcomes. . . .” Please provide additional details regarding these processes and events, to include how these practices are implemented across your network of facilities and with specific reference to differing MSAs and staff.

Response:	The Company has revised its disclosure on page 102 to address the Staff’s comments.

18.	Comment:	We note your beliefs that early intervention and proactive prevention are important to the Company’s models of care. Please explain the step-by-step process through which you receive and manage claims. In this regard, please clarify how the Company is involved in early intervention and proactive prevention.

Response:	The Company has revised its disclosure on pages 102, 103 and 104 to address the Staff’s comments.

Clinical Care Models, page 100

19.	Comment:	Please provide further information explaining these different staffing models, their respective functions, and how the models manage disparate employer needs within one location.

Response:	The Company has revised its disclosure on pages 105 and 106 to address the Staff’s comments.

Other Businesses, page 101

20.	Comment:	We note your statement that “Concentra Telemed is the first telemedicine platform designed for the treatment of work-related injuries and illnesses.” Please revise to provide the basis for this statement.

Response:	The Company has revised its disclosure on page 106 to address the Staff’s comments.

Medical Operations, page 104

21.	Comment:	Please provide further information explaining the formation and responsibilities of the Company’s Medical Expert Panels. For example, please disclose whether members of the panels are located within the same office or throughout the country, whether the members are affiliated with the Company through MSAs or employed by the Company, and whether the members of the panel work on current cases or are strictly participating in research and development.

Response:	The Company has revised its disclosure on page 110 to address the Staff’s comments.

Human Capital Management, page 108

22.	Comment:	We note the disclosure here that as of December 31, 2023, you had “approximately 11,000 colleagues and affiliated physicians and clinicians who support the delivery of an extensive suite of services, including approximately 8,900 full-time and 100 part-time, and 2,000 per-diem employees.” On page 10, you disclose that you do not own the affiliated professional entities that you contract with to provide healthcare services. Please revise to clarify the terms “colleagues and affiliated physician and clinicians” and distinguish between your employees and non-employees.

Response:	The Company has revised its disclosure on page 114 to address the Staff’s comments.

Intellectual Property, page 117

23.	Comment:	We note your statement that your success is dependent upon protecting intellectual property. Please provide more information regarding any material patents, trademarks, licenses and your reliance upon copyright, trade secret and intellectual property laws. Refer to Item 101(c)(1)(iii) of Regulation S-K.

Response:	The Company has revised its disclosure on page 123 to address the Staff’s comments.

Concentra Incentive Plans, page 129

24.	Comment:	Once available, please provide the material terms of these incentive plans, to include the pre-determined milestone levels.

Response:	The Company undertakes to address the Staff’s comment in a subsequent amendment to the Revised Registration Statement once the material terms of these incentive plans have been determined.

Potential Payments upon Termination or Change in Control, page 134

25.	Comment:	We note the disclosure that because you do not provide tax gross-ups, enhanced severance or single-trigger benefits in the event of a change in control, the amounts set forth on page 136 reflect the amounts that would be payable to each of the NEOs upon the occurrence of such terminations of employment in connection with a change in control, assuming that the relevant events occurred on December 31, 2023. If applicable, please clarify whether any of the NEOs will receive compensation in connection with the initial public offering, separation or distribution.

Response:	The Company acknowledges the Staff’s comment and advises that none of its NEOs will receive compensation in connection with the IPO, Separation or Distribution (provided certain NEOs may receive the Company’s shares in the Distribution, solely in their capacity as a stockholder of Select).

Future Compensation Programs, page 137

26.	Comment:	We note the disclosure that following the completion of this offering, Select’s Compensation Committee will review each of the elements of your compensation programs. Please revise to provide additional information and explain Select’s role in reviewing your compensation programs.

Response:	The Company has revised its disclosure on page 144 to address the Staff’s comments.

Transition Services Agreement, page 144

27.	Comment:	Please revise to disclose the services that Select will provide you in connection with the transition and the related fees.

Response:	The Company has revised its disclosure on the page 151 to address the Staff’s comments.

Exclusive Forum, page 149

28.	Comment:	Please revise your discussion of the exclusive forum provision here and in your relevant risk factor on page 51 to disclose the risk that investors may experience increased costs with bringing such a claim.

Response:	The Company has revised its disclosure on the pages 53 and 156 to address the Staff’s comments.

Lock-Up Agreements, page 152

29.	Comment:	Please specify all parties participating in the lock-up agreements and file each lock-up agreement as an exhibit to your registration statement or explain why you are not required to do so.

Response:	The Company has revised the disclosure on page 165 to address the Staff’s comments. The Company respectfully advises the Staff that it will file the form of lock-up agreement to be entered into by each lock-up party as an exhibit to the Underwriting Agreement.

Exhibits

30.	Comment:	Please ensure that all material contracts relating to the Company and offering are filed as exhibits. In this regard, we note the Company’s use of MSAs for affiliated personnel and MSOs for affiliated organizations, and that you currently lease most of your consolidated facilities. Please file these material contracts or provide an analysis explaining why you are not required to do so. Refer to Item 601 of Regulation S-K.

Response:	The Company has revised the exhibit list to address the Staff’s comments.

The Company further advises the Staff that it does not believe it is required to file under Item 601 of Regulation S-K as exhibits its MSAs and MSOs agreements because such contracts ordinarily accompany the kind of business conducted by the Company, the Company has entered into such agreements in the ordinary course of its business and the Company is not substantially dependent on any of the contracts. Further, the Company advises the Staff that it does not believe it is required to file under Item 601 of Regulation S-K as exhibits its leases because such contracts are not material to the business.

General

31.	Comment:	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response:	The Company undertakes to provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, has presented or expects to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not retained by it, or intended to be retained, copies of those communications.

Should you have any questions or comments concerning the Revised Registration Statement or this response letter, please feel free to contact me at (215) 994-2621.

Sincerely,

/s/ Stephen M. Leitzell

Stephen M. Leitzell